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[Graphic Omitted]                  TB Wood's Corporation
    TB Wood's                      440 North Fifth Avenue
                                   Chambersburg, Pennsylvania 17201-1778
                                   717.267.2900, ext.4465 tel   717.264.7732 fax




                                                                   July 11, 2005


Mr. John Hartz
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549-0510


Re.:
TB Wood's Corporation
File Number 1-14182
Form 10K for the year ended December 31, 2004


Dear Mr. Hartz,


Your letter dated April 6, 2005 with respect to TB Wood's Corporation (the Company) annual report on Form 10-K for the year ended December 31, 2004 contained the following comment:

"Post-Retirement Benefits-Page 33: It appears that you should report a settlement, rather than a curtailment of the post-retirement benefit and reduce the non-recurring gain accordingly."

The Company responded in a letter to Mr. Don Cavern on April 20, 2005 that it believed that its application of termination accounting is correct in all material respects, although we had incorrectly described the termination on the face of our consolidated statement of operations and again on page 33 in the footnote 7 tabular presentation of the progression of our obligation for post retirement benefits as a gain from "curtailment" of benefit plan. In all other narrative relevant to this matter contained in our Form 10-K, we disclosed that the benefit plan was terminated. Accordingly, we suggested that in future comparative financial reports that contain this item (annual reports for 2005 and 2006) the Company would change the description of the gain to "Gain on termination of benefit plan."

Following our response, Mr. Cavern requested in a telephone conversation that the Company provide the following additional information:
     o   copy of the most recent actuarial valuation
     o brief statement as to what the Company believes will occur to completely terminate the retiree healthcare benefit plan
     o additional commentary on SFAS 88 citation as support for the Company's accounting

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The Company complied with this request in a letter dated May 17, 2005.
Subsequent to that time, we understand that Mr. Cavern retired and this matter was transferred to Mr. Al Pavot. Mr. Pavot responded to our communications in a letter dated June 7, 2005 wherein he stated that in his opinion our facts and circumstances did not meet the definition of a plan termination, and that he believed that the December 2004 change to our substantive post-employment healthcare benefit plan (the "Plan") represents a negative plan amendment. The Company respectively disagrees with this position and wishes to appeal this matter to Mr. Pavot's supervisor.

Our reasons for requesting a further review of this matter are as follows:

1. Company No Longer Obligated to Fund Plan. Due to the particular facts and circumstances surrounding the December 2004 change to our Plan, the Company continues to believe that accounting for the December 2004 amendment using plan termination accounting is the only appropriate accounting. As a result of this amendment, the Company is not currently, nor will it be required in the future, to fund any post-employment healthcare benefits. This amendment resulted in all insurance premiums, together with an administrative fee, being charged to inactive or former employees then receiving benefits ("Plan Participants") if they wanted to acquire insurance coverage under a fully-insured healthcare plan made available to our active employees. (Since 2001, the Plan had been closed to new entrants.) With the December 2004 plan change, the Company informed Plan
Participants: (1) about the Company-independent private insurance options; (2) that they would not have the option to continue participation beyond 2005 if such Plan Participants were Medicare (age 65) eligible; and (3) they could participate on a "courtesy" basis in the Company-sponsored health insurance plan for active employees fully conditioned upon the Plan Participants bearing the full insurance premium cost together with the administrative fee.

Mr. Pavot, in subsequent telephone conversations, expressed concerns that the SFAS 106 definition of Plan Termination is very narrow, possibly due to the intent of the FASB to avoid management from using termination accounting, and then later reversing its position and enhancing benefits. We would argue that it is highly unlikely that the FASB contemplated resurrection of benefits for non-employees as a basis for considering continued existence of a Plan when in fact the stated purpose of the pronouncement, and therefore the scope of SFAS 106, was to measure the cost of promises to pay future benefits to active employees as a current compensation cost. Given that our active employees have been removed from the plan for a period of three years, and we have demonstrated a history of increasing cost-shifting for non-employees, it appears remote that management we even consider a resumption of benefits. In fact, we have demonstrated a substantive policy of NOT providing post-employment benefits. Even if the Company were to resume sharing cost on behalf of currently retired employees (numbering twenty and ten at the end of 2004 and 2005, respectively compared to an active workforce of 550 employees), it would be incomprehensible to link this as an element of current compensation for our current employees.

2. Avoidance of Extended Gain Amortization. If the Company were to treat the December 2004 Plan changes as a negative plan amendment (as opposed to a termination) and follow some accelerated amortization methodology, also as suggested by Mr. Pavot, the $9.3 million gain reported in 2004 would be recognized as follows:

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     o   $8.2 million gain in 2004;
     o   $0.6 million gain in 2005; and
     o annual amortized gains ranging from $0.1 4 million to $0.02 million thereafter ($0.07 average gain assuming everyone attains age 65) for 2006 and beyond

Among other things, we are concerned that this extended amortization of the non-cash gain would do little, if anything, to enhance the accuracy of the Company's presentation of operating results over 2004 and 2005, even if footnoted, and is clearly immaterial beyond that period. From a qualitative look at the Company's reported results of operations, the Company made it abundantly clear that the aforementioned $9.3 million gain was (1) non-recurring and (2) did not contribute any cash to the Company's results of operations. It must be presumed that a user would quickly move to discount this gain as not really improving the Company's financial condition, and certainly not indicative of future results of operations. By eliminating this gain from operating income, the user would have concluded that the Company actually suffered a pre-tax operating loss of $648,000 in 2004, following two years of operating income of $762,000 and $3,816,000 in 2003 and 2002, respectively, indicative of a declining trend. Should some portion of this gain be deferred, and amortized as a reduction of future operating costs, none of this would be changed, and this could lead to a less clear presentation and understanding of future reported operating results. Accordingly, the Company does not believe that to continue to recognize an obligation in its financial statements when in fact no future payments utilizing Company funds will ever be made on behalf of the "beneficiaries" is appropriate. Further, on the basis that termination of the Plan has occurred, the Company does not believe there is any basis for examining alternative negative plan amendment gains amortization, as Mr. Pavot has suggested. In our view, termination treatment, and the attendant one-time gain, is the more appropriate, if not conservative, characterization of these changes.

3. Participant Opt-Outs. As expected, an overwhelming majority (88.5%) of Plan Participants opted out of the Plan, presumably for more cost-effective private insurance options, prior to the ensuing enrollment on January 1, 2005. Subsequent to this date through the present time, additional Plan Participants have also exited the Plan resulting in the maximum potential Plan Participant enrollment beyond December 31, 2005 of less than 5% of the participation prior to the beginning of 2005. Effectively, the Company unilaterally "settled" any remaining obligation when it decided to only allow the continued participation of the few remaining Plan Participants as a courtesy to these individuals and at no cost to the Company--a non-traditional but permitted plan settlement. (Therefore application of termination accounting would appear to conform to your suggested accounting in the original comment letter that we received in April.)

4. January 2004 Negative Plan Amendment. In connection with the January 2004 enrollment, the Company advised its actuaries of its intention to effectively terminate the Plan over what at the time was expected to be a 3-5 year phase out period through a series of annual premium increases designed to attain full premium cost shifting to the then Plan Participants. This objective was considered by the actuaries and the Company to be a negative plan amendment (leading to approximately $1.0 million of unrecognized gain compared to the $0.2 million gain from accelerating the estimated Plan phase out resulting from the December 2004 plan change), and was accounted for as a negative plan amendment in accordance with SFAS 106. The reason for the Company's approach to accounting


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for the larger Plan change as a negative plan amendment was that at the time of the January 2004 enrollment, the Company was still paying some portion of the Plan Participant insurance premiums, and hence was still providing Plan Participants with some level of healthcare benefit. However, with the December 2004 decision to accelerate the cost shifting to a complete level with the ensuing enrollment, the facts and circumstances that previously supported negative plan amendment accounting (i.e., Company subsidized insurance premiums) no longer existed, and the only proper accounting approach is plan termination accounting. Accordingly, we continue to maintain our position that accounting for the change in our Plan using termination accounting is appropriate. Again, we believe it is important to point out that the limited (effectively de minimus) ongoing participation by Plan Participants in the Company's health care insurance program for active employees does not result in the Company incurring any further monetary obligation to or on behalf of the Plan Participants.

5. SFAS 106. In the introduction to SFAS 106, the following statement is made:
"The provisions of this Statement are similar, in many respects, to those in FASB Statements No. 87, "Employers' Accounting for Pensions", and No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". To the extent the promise to provide pension benefits and the promise to provide postretirement benefits are similar, the provisions of this Statement are similar to those prescribed by Statements 87 and 88; different accounting treatment is prescribed only when the Board has concluded that there is a compelling reason for different treatment." Appendix B identifies the major similarities and differences between this Statement and employers' accounting for pensions." Appendix B to SFAS 106, states that there is no difference between SFAS 106 and SFAS 87/88 in accounting for negative plan amendments. If there is no difference between SFAS 106 and SFAS 87/88 in accounting for negative plan amendments, then the Company believes that the guidance in SFAS 88 must be applicable to this situation.

6. SFAS 88 Guidance; Partial Termination. Even if one were to argue that there is still some, albeit limited, benefit simply associated with the fact that some Plan Participants are included in the Company's health insurance program, SFAS provides that SFAS No. 88 should control: importantly, plan termination accounting should apply when there is a substantial, yet less than 100%, reduction in further plan participation. Paragraph 26 of Appendix to SFAS No. 88 addresses anomalies associated with partial terminations, as follows:

   26. If recognition of previously unrecognized prior service cost and net gain or loss were required only when a plan is completely terminated and settled and if no recognition occurred when a plan is partially curtailed or an obligation is partially settled, certain anomalies and implementation problems would result. For example, if one employer had two plants with separate plans and another employer had two plants with a single plan, the accounting result of closing one plant and settling the related obligation would be a recognizable event for one employer but not for the other. Also, if recognition were an all-or-nothing proposition, it would be necessary to determine when the extent of settlement or curtailment is sufficient for recognition. If all employees but one from a large group are terminated and obligations to the terminated employees are settled, presumably the accounting should reflect a plan termination. But it is not clear whether that accounting should apply if 5 percent, 10 percent, or 25 percent of the original group was to remain. Accordingly, the Board concluded that a complete plan termination and settlement need not occur in order to recognize previously unrecognized amounts.

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The essence of the December 2004 plan change requiring Plan Participants to pay
102% of the insurance premium resulted in an immediate drop in enrollment from 174 to 20 Plan Participants, nearly an 89% decline. We believe that ten additional Plan Participants will be required to discontinue any involvement with the Plan within twelve months of the Company's balance sheet date (seven such Plan Participants have already exited the Plan), resulting in over 94% of all Plan Participants no longer being associated with the Plan in any form. Drawing upon the guidance of SFAS 88 set forth above we believe that the accounting treatment to recognize previously unrecognized amounts results in a better accounting model and is proper given the Company's facts and circumstances.

7. No Company Liability. As pointed out above, there is no continuing obligation to the Company since the remaining Plan Participants are required to pay the Company more than the cost of insurance being incurred by the Company. In FASB Concept Statement No 3, a liability is defined "as probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events". The fact that no actual liability exists at December 31, 2004, the analogy of plan termination as outlined in SFAS No. 88 appears appropriate.

                                    * * * * *

In summary, we again reiterate our belief that accounting for the event as a negative plan modification would not provide the user of our financial statements with what is the primary purpose of SFAS 106, which is to ensure that recognition and measurement of the accrued obligation to provide postretirement benefits will provide users of financial statements with the opportunity to assess the financial consequences of employers' compensation decisions. In our view, treating the event as a negative plan amendment and carrying a liability into future years for future amortization would not accurately depict the Company's obligations.

It remains our position that the Financial Accounting Standards Board did not contemplate the "ultimate" negative amendment that eliminates any and all cost to the employer as evidence that a sponsor continues to offer a benefit plan. This is especially true when the magnitude of the unamortized negative amendments ($9.3 million) dwarfs the number of potentially ongoing "no-cost" participants (ten former employees), as is the case in the Company's situation.

In conclusion, the Company finds it hard to accept that ongoing participation by limited number of Plan Participants who are paying in excess of insurance costs would be considered a sufficient and appropriate measure of a plan's continued existence. Mr. Hartz, I hope this additional information is sufficient to address the Commission's concerns. I would very much appreciate the opportunity to further discuss and bring this matter to closure. Please contact me at 717-264-7161 ext 4465 or via email at jhorvath@tbwoods.com


                                   Sincerely,


                                   /s/ Joseph C. Horvath
                                   ------------------------------------------
                                   Joseph C. Horvath
                                   Vice President and Chief Financial Officer


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